EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. (the “Company”) filed with the Philippine Stock Exchange on June 4, 2026 and the Philippine Securities and Exchange Commission on June 5, 2026 in connection with the execution of a Share Purchase Agreement with Paragon Vertical Corporation (“Paragon”) and Radius Telecoms, Inc. (“Radius”) covering the proposed acquisition by the Company of Paragon’s 65.1% equity interest in Radius.	4

June 4, 2026

The Philippine Stock Exchange, Inc. 6/F Philippine Stock Exchange Tower 28th Street corner 5th Avenue Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Head – Disclosure Department

Securities & Exchange Commission 7907 Makati Avenue, Salcedo Village, Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

Further to the disclosure submitted to the PSE on May 14, 2026, PLDT Inc. (the “Company”) announces that, on June 4, 2026, the Company executed a Share Purchase Agreement with Paragon Vertical Corporation (“Paragon”) and Radius Telecoms, Inc. (“Radius”) covering the proposed acquisition by the Company of Paragon’s 65.1% equity interest in Radius.

Under the Share Purchase Agreement, Paragon’s 65.1% equity interest consists of 4,647,494 common shares registered in the name of Paragon, together with the beneficial interest in 6 qualifying shares held by nominee directors of Radius for and on behalf of Paragon.

Closing under the Share Purchase Agreement remains subject to the applicable regulatory approvals and closing conditions. Upon Closing, the Company will own 100% of Radius.

We will make the necessary updates in accordance with applicable disclosure requirements.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez Assistant Corporate Secretary PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,317 As of April 30, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.1

1.
June 4, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5.
Philippines 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.
Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8.
(632) 8250-0254

Issuer's telephone number, including area code

9.
Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.
Item 9 (Other Events)

Further to the disclosure submitted to the PSE on May 14, 2026, PLDT Inc. (the “Company”) announces that, on June 4, 2026, the Company executed a Share Purchase Agreement with Paragon Vertical Corporation (“Paragon”) and Radius Telecoms, Inc. (“Radius”) covering the proposed acquisition by the Company of Paragon’s 65.1% equity interest in Radius.

Under the Share Purchase Agreement, Paragon’s 65.1% equity interest consists of 4,647,494 common shares registered in the name of Paragon, together with the beneficial interest in 6 qualifying shares held by nominee directors of Radius for and on behalf of Paragon.

Closing under the Share Purchase Agreement remains subject to the applicable regulatory approvals and closing conditions. Upon Closing, the Company will own 100% of Radius.

We will make the necessary updates in accordance with applicable disclosure requirements.

Pursuant to the requirements of the Securities and Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

June 4, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc. By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : June 5, 2026